A1Cw 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046484

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37769

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2015 WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Fairfield Research Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Church Street – Suite 503
(No. and Street)

New Haven	Connecticut	06510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Krause — 203-972-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial and Tax Services, LLC
(Name – *if individual, state last, first, middle name*)

992 High Ridge Road	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Charles Krause, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfield Research Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

My Commission Expires
January 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACT FINANCIAL AND TAX SERVICES, LLC
CRISTINA L. ANDREANA, CPA

992 High Ridge Road, 2nd Floor
Stamford, CT 06905
Phone: (203) 327-5010
Fax: (203) 548-9207
www.actcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Fairfield Research Securities Corporation,

We have audited the accompanying statement of financial condition of Fairfield Research Securities Corporation (a wholly-owned subsidiary of Fairfield, Bush & Co.), (a Connecticut corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Fairfield Research Securities Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Fairfield Research Securities Corporation as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

ACT Financial and Tax Services, LLC

ACT Financial and Tax Services, LLC
Stamford, CT
February 24, 2015

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD, BUSH & CO.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets	
Current Assets	
Cash and equivalents	$ 13,727
Loan receivable - parent (Note 4)	127,108
Prepaid expenses	55
Other Assets	29
Total Current Assets	140,919
Total Assets	$ 140,919
Liabilities and Stockholder's Equity	
Liabilities	
Current Liabilities	
Accrued expenses	$ 3,700
Total Current Liabilities	3,700
Total Liabilities	3,700
Stockholder's Equity	
Common stock - 500 shares authorized, issued and outstanding: $1 par value	500
Paid-in capital	393,389
Retained earnings (deficit)	(256,670)
Total Stockholder's Equity	137,219
Total Liabilities and Stockholder's Equity	$ 140,919

The accompanying notes are an integral part of this statement

FAIRFIELD RESEARCH SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FAIRFIELD, BUSH & CO)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

1. Organization and Nature of Operations

Fairfield Research Securities Corporation (the "Corporation") was organized in the State of Connecticut on March 13, 1989, for the purpose of being a registered non-clearing government securities broker-dealer. The Corporation's purpose is to act as an introducing broker between large financial institutions and to earn a commission on the trading activity. The Corporation is a wholly owned subsidiary of Fairfield, Bush & Co. (Formerly Fairfield Research Corporation) The name changed to reflect acquisition of another investment advisor. There was no change in ownership in the Company or of its parent, and no financial impact to the Company.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Cash Equivalents. For purposes of the statement of cash flows, the Corporation considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair Values of Financial instruments. Financial Accounting Standards Board Accounting Statements ("ASC") 825 "Financial Instruments" requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amount of cash, prepaid expenses, other assets, accrued expenses and accounts receivable from related parties, approximate fair value because of the short maturity of those instruments.

Use of Estimates. Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Income taxes

Tax returns are prepared on a cash basis. Deferred income taxes from timing differences are not material. The Corporation has a net operating loss carry forward of approximately $250,000. The provision for income taxes is for state minimum taxes.

4. Related-Party Transactions

Certain expenses of the Corporation are shared with and paid directly by the Parent, including employee benefits, rent and utilities. Those expenses are allocated to the Corporation in accordance with a shared services agreement entered into with the Parent in January 1, 2011. The Parent occasionally pays direct expenses (license and registration fees, professional fees, taxes and other expenses) of the Corporation. These amounts are charged to the Corporation, and to the extent not reimbursed, are recorded as additional capital contributions from Parent.

The Corporation has a demand loan receivable from the parent, payable with interest at 7%. At December 31, 2014 the outstanding principal balance was $127,108 including accrued interest.

5. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a specified minimum net capital of $5,000, and requires specific ratios of aggregate indebtedness to net capital. The Corporation was in compliance with these requirements at December 31, 2014.

6. Exemption from Rule 15c3-3

The Corporation is exempt from the reporting requirements of Rule 15c3-3 of the SEC as it does not hold funds or securities of customers. The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

7. SIPC Reconciliation Requirement

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

8. Commitments, Contingencies and Subsequent Events

There were no events subsequent to December 31, 2014 and through the date the financial statements were issued, February 24, 2015, that materially affected the presentation of the Corporation's results for the year ending December 31, 2014. The Company is not involved in any legal proceedings which are not in the ordinary course of business. The company has not entered into any significant future commitments. The Company will consolidate its office location in 2015 to the New Haven office of its parent company.